UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission file number: 001-38775

ITAMAR MEDICAL LTD.

(Name of registrant)

9 Halamish Street, Caesarea 3088900, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual General Meeting of Shareholders - Updated Compensation Policy

On April 23, 2019, Itamar Medical Ltd. (the “Registrant” or the “Company”) submitted to the SEC a Report of Foreign Private Issuer on Form 6-K that contained its Notice and Proxy Statement (the “Proxy Statement”) for the Annual General Meeting of Shareholders to be held on Wednesday, May 29, 2019 at 1:00 p.m. (Israel time) (the “Meeting”).

The Company hereby reports that the proposed amended Compensation Policy for Executive Officers and Directors, the approval of which is included in Item 3 of the agenda for the Meeting, and which was included as Appendix A of the Proxy Statement, was further updated by the compensation committee and board of directors of the Company (as updated, the “Proposed Compensation Policy”) with respect to: (a) in Section 4.3.2 - reducing the total cap for signing bonus from 12 months' salary to 8 months' salary and (b) in Section 9.1 – clarifying that the release from liability to officers and directors shall not apply to decisions or transactions in which a controlling shareholder or any officer or director has a personal interest.

The Proposed Compensation Policy that will be subject to approval at the Meeting is attached to this Form 6-K as Exhibit 99.1, which is incorporated herein by reference.

Additionally, the Company hereby clarifies, that Item 4 of the agenda for the Meeting, does not include a grant of stock options to Mr. Christopher M. Cleary, who, as stated in the proxy statement for the Meeting, is entitled only to reimbursement of expenses and is not otherwise entitled to any compensation for his tenure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.

By:	/s/ Shy Basson
Shy Basson
Chief Financial Officer

Date: May 24, 2019

Exhibits

Exhibit Number	Description
99.1	Appendix A to the Notice and Proxy Statement for the Company’ Annual General Meeting to be held on May 29, 2019 (Amended Compensation Policy for Executive Officers and Directors).